Clarient, Inc.

31 Columbia

Aliso Viejo, CA  92656

July 13, 2009

VIA FACSIMILE (703) 813-6963 AND EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:                                         Jay Williamson

Re:                               Clarient, Inc.

Registration Statement on Form S-3

File No. 333-160136; Filed June 22, 2009

Responses to SEC Staff comments made by letter dated July 6, 2009

Ladies and Gentlemen:

Set forth below are the responses of Clarient, Inc. (the “Company”), to the United States Securities and Exchange Commission Staff (“Staff”) comments made by letter dated July 6, 2009 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-3 (File No. 333-160136), originally filed on June 22, 2009 (as may be amended or supplemented, the “Registration Statement”).  Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

General

1.                                       We note that the company received a comment letter on June 9, 2009 addressing disclosure in its Form 10-K.  Please note that those comments must be cleared prior to requesting effectiveness.

Company Response:

The Company notes the Staff’s comment and will not be requesting effectiveness of the Registration Statement until such time as the comments previously received from the Staff relating to its Form 10-K have been cleared.

2.                                       We note that you are registering the resale of 49,287,294 shares of stock by entities affiliated with Safeguard Scientifics, Inc.  Your Form 10-K, filed March 13, 2009, refers to Safeguard as your “parent” in several management biographies, and Safeguard appears to have held 61.6% of your shares at December 31, 2008.  Safeguard also consolidated your operations in its results of operations based on its Form 10-K, filed March 19, 2009.  Generally parents of an issuer are unable to make secondary offerings in the manner contemplated by your filing.  Please advise us what consideration the company gave to Compliance and Disclosure Interpretation No. 212.15.
(http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm) and General Instruction I.B.6 of Form S-3.

Company Response:

The Company respectfully notes the Staff’s comment and has considered Interpretation No. 212.15 and the instructions for Form S-3.  Since the date of filing the Company’s 2008 10-K, certain transactions have occurred (as disclosed in the Company’s Current Reports on Form 8-K filed on March 27, 2009 and May 18, 2009) resulting in Safeguard’s percentage ownership of the Company being significantly reduced.  In particular, on March 26, 2009 and May 14, 2009, the Company issued and sold an aggregate of 5,263,158 shares of Series A Convertible Preferred Stock (initially convertible into 21,052,632 shares of Common Stock of the Company) to Oak Investment Partners XII, Limited Partnership (“Oak”), a third party investor unaffiliated with Safeguard.  As a result of such issuances, Oak now owns 21.4% of the Company’s outstanding voting securities on a post-issuance basis.  Consequently, Safeguard’s percentage ownership of the Company’s outstanding voting securities was reduced from 60.2% immediately prior to the transactions with Oak to 47.3% post-transaction.  Because of the reduction in Safeguard’s percentage ownership, as publicly announced by Safeguard on May 26, 2009, effective May 14, 2009, Safeguard no longer consolidates the Company’s operations in its results of operations.  Furthermore, effective as of May 14, 2009, the Company repaid in full all outstanding debt obligations owing under the Company’s previous credit facility with Safeguard.

The only remaining relationship between the Company and Safeguard at the time of the filing of the Registration Statement results from Safeguard’s minority ownership in the Company and Safeguard’s contractual rights pursuant to that certain Securities Purchase Agreement dated June 13, 2002, as amended March 26, 2009, between the Company and Safeguard Delaware, Inc. which agreement provides Safeguard with standard investor information and inspection rights with respect to the business of the Company and provides Safeguard the right to minority representation on the Company’s board of directors.  As a result of the foregoing, the Company respectfully submits that Safeguard is no longer the “parent” of the Company and is entitled to make a secondary offering of the shares it currently holds in the Company as contemplated by the Company’s Registration Statement.

Risk Factors, page 3

3.                                       We note the page four risk factor addressing your credit facility with Gemino Healthcare Finance, LLC and the statement that you entered into an amendment to that agreement “with the expectation that [you] could maintain compliance with the financial covenants” but to do so your “results of operations in 2009 will have to meet or exceed [y]our 2008 results of operations and such outcome is uncertain.”  Please revise this disclosure to:

a.                                       Ensure that it is consistent with your June 22, 2009 response to comment four of your letter to the staff;

b.                                      Disclose the amount of outstanding borrowings under the facility;

c.                                       Clarify the minimum level of liquidity required by your facility; and

d.                                      Briefly address your ability to refinance or repay such borrowings if the indebtedness is accelerated.

Company Response:

As requested by the Staff, the Company has filed an amendment to the Registration Statement (“Amendment No. 1”) revising this risk factor.

Selling Stockholders, page 17

4.                                       Please revise to disclose the date(s) the selling shareholders acquired their shares and the material terms of the purchase(s).  Also, disclose the warrant exercise price associated with the underlying shares being registered.

Company Response:

The Company has reviewed Item 507 of Regulation S-K and has revised page 17 of Amendment No. 1 to provide additional information in conformance with the terms of Item 507.  The Company has also, as requested, provided warrant exercise prices for the underlying shares associated with outstanding warrants.

The Company notes that the Staff’s comment letter requests information regarding the dates of acquisition of the shares by the selling stockholders and the material terms of the purchase(s), although such information is not required to be disclosed by Item 507.  The Company respectfully submits that, due to the length of the investor/investee relationship between the Company and Safeguard, the inclusion in the Registration Statement of transaction by transaction details relating to the acquisition of the shares owned by Safeguard will be more confusing to an investor than it will be helpful; and will not provide information that is relevant to an investor’s decision to purchase the Company’s stock.  However, we are enclosing a supplemental schedule that sets forth the requested information for the Staff’s own review.  The Company also respectfully notes that the information contained in the supplemental schedule has previously been publicly disclosed with specificity over the course of time in the context of various Exchange Act filings of the Company, as well as in the Statements on Schedule 13D/G of Safeguard and Section 16 filings of its employees who have acted as directors of the Company from time to time.

5.                                       Please revise to provide expanded disclosure about the relationships between the Company and Safeguard.  In this respect reference is made to comment two above.

Company Response:

As noted in our response to Comment #2 above, Safeguard’s relationship with the Company is currently limited to its ownership of a minority equity position in the Company and its related representation on the Company’s board of directors.  Amendment No. 1 contains the disclosure regarding Safeguard’s ownership and board representation as set forth in the on page 17.

*                                         *                                         *

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (949) 425-5881 or Shivbir S. Grewal, the Company’s legal counsel, at (949) 725-4119.

Sincerely,

/s/ Raymond J. Land
Raymond J. Land
Senior Vice President and Chief Financial Officer

cc:	Shivbir S. Grewal, Esq.
Susan P. Krause, Esq.
Brian Sisko, Esq.

Schedule of Share Acquisitions by Selling Stockholders

Date of Acquisition	Number of Shares Acquired	Price Per Share	Type of Acquisition
06/17/1996	2,954,284	$0.80	Purchased in a Private Placement pursuant to a Confidential Private Placement Memorandum, dated as of May 17, 1996 by the Registrant.
12/31/1996	277,313	$3.60	Purchased in a Private Placement pursuant to a Subscription Agreement, dated as of December 31, 1996, by and between the Registrant and Safeguard Scientifics, Inc.
01/31/1997	49,300	$3.60	Transfer from former stockholder.
Between October 1, 1997 and December 31, 1997	45,000	$8.60	Open market purchases.
Between January 1, 1998 and March 31, 1998	1,063,240	$8.03	Open market purchases.
Between April 1, 1998 and June 30, 1998	25,000	$10.12	Open market purchases.
Between October 1, 1998 and December 31, 1998	57,400	$5.49	Open market purchases.
Between January 1, 1999 and March 31, 1999	150,000	$7.40	Open market purchases.
05/28/1999	675,804	$8.00	Transfer from former stockholder.
07/30/1999	15,000	$15.00	Transfer from former stockholder.
09/28/2000	400,495	$12.48

Purchased pursuant to a Stock Purchase Agreement, dated as of September 28, 2000, by and among the Registrant and the purchasers whose names are set forth on the signature page thereof, filed as Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2000.

12/21/2000	366,122	$2.13	Transfer from former stockholder.
12/31/2001	2,812	$0.00	Shares issued as a dividend on existing shares.
06/13/2002	4,053,641	$1.59

Purchased pursuant to a Stock Purchase Agreement, dated as of June 13, 2002, by and among the Registrant and Safeguard Delaware, Inc. and Safeguard Scientifics, Inc., filed as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2002.

06/28/2002	114,992	$0.00	Shares issued as a dividend on existing shares.
07/09/2002	699,870	$1.585	Transfer from former stockholder.
07/15/2002	100	$1.60

Purchased pursuant to a Stock Purchase Agreement, dated as of June 13, 2002, by and among the Registrant and Safeguard Delaware, Inc. and Safeguard Scientifics, Inc., filed as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2002.

08/28/2002	362,663	$1.5851

Purchased pursuant to a Stock Purchase Agreement, dated as of June 13, 2002, by and among the Registrant and Safeguard Delaware, Inc. and Safeguard Scientifics, Inc., filed as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2002.

08/28/2002	7,142,280	$1.3687

Conversion into Common Stock of Series D Preferred Stock acquired pursuant to the Securities Purchase Agreement, dated as of June 13, 2002, by and among the Registrant, Safeguard Delaware, Inc. and Safeguard Scientifics, Inc., filed as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2002. The conversion was reported by the Registrant on its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2002.

02/26/2003	4,646,408	$1.0761

Purchased pursuant to a Securities Purchase Agreement, dated as of February 26, 2003, by and between the Registrant and Safeguard Delaware, Inc., filed as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2003.

02/10/2004	2,295,230	$2.1784

Purchased pursuant to a Securities Purchase Agreement, dated as of February 10, 2004, by and between the Registrant and Safeguard Delaware, Inc., filed as Exhibit 99.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2004.

03/25/2004	3,750,000	$2.00

Purchased pursuant to a Securities Purchase Agreement, dated as of March 25, 2004, by and among the Registrant and the purchasers identified on the signature pages thereto, filed as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2004.

11/08/2005	9,000,000	$1.00

Purchased pursuant to a Securities Purchase Agreement, dated as of November 8, 2005, by and among the Registrant and the purchasers identified on the signature pages thereto, filed as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2005.

09/22/2006	4,162,042	$0.7208

Purchased pursuant to a Securities Purchase Agreement, dated as of September 22, 2006, by and between the Registrant and Safeguard Delaware, Inc., filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2006.

11/20/2008	4,062,500	$0.01 (exercise price)

Exercise of Warrants acquired pursuant to the Senior Subordinated Revolving Credit Agreement, dated as of March 7, 2007, between the Registrant and Safeguard Delaware, Inc., filed as Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2007 and the Form of Common Stock Purchase Warrant to be issued to Safeguard Delaware, Inc. (for that number of shares to be determined in connection with usage by the Registrant under the Senior Subordinated Revolving Credit Agreement), filed as Exhibit 10.12 to the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2007.

11/20/2008	100,000	$0.01 (exercise price)

Exercise of Common Stock Purchase Warrant for 100,000 shares issued to Safeguard Delaware, Inc., dated as of January 17, 2007, filed as Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2007.

Total	46,483,821**